

Mail Stop 4561

November 17, 2016

Mr. Ravichandra K. Saligram
Chief Executive Officer
Ritchie Bros. Auctioneers Incorporated
9500 Glenlyon Parkway
Burnaby, British Columbia, Canada V5J 0C6

      Re: Ritchie Bros. Auctioneers Incorporated
              Form 10-K for the Fiscal Year Ended December 31, 2015
              Filed February 25, 2016
              File No. 001-13425

Dear Mr. Saligram:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      /s/ Kathleen Collins

                      Kathleen Collins
                      Accounting Branch Chief
                      Office of Information Technologies
                      and Services